Exhibit h.3

THIRD AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

VIRTUS VARIABLE INSURANCE TRUST

This Third Amended and Restated Expense Limitation Agreement (the “Agreement”) effective as of January 1, 2014, amends and restates that Amended and Restated Expense Limitation Agreement effective as of May 1, 2013, by and between Virtus Variable Insurance Trust, a Delaware statutory trust (the “Registrant”), on behalf of each series of the Registrant listed in Appendix A (each a “Fund” and collectively, the “Funds”) and the Adviser of each of the Funds, Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of one or more Investment Advisory Agreements entered into between the Registrant and the Adviser (the “Advisory Agreement”);

WHEREAS, the Adviser desires to maintain the expenses of each Fund at a level below the level to which each such Fund might otherwise be subject; and

WHEREAS, the Adviser understands and intends that the Registrant will rely on this Agreement in accruing the expenses of the Registrant for purposes of calculating net asset value and for other purposes, and expressly permits the Registrant to do so.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Limit on Fund Expenses. The Adviser hereby agrees to limit the Expenses of each class of each Fund to the respective rate of Total Fund Operating Expenses (“Expense Limit”) specified for that class in Appendix A of this Agreement for the time period indicated.

2.	Definition. For purposes of this Agreement, the term “Total Fund Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Adviser’s investment advisory or management fee under the Advisory Agreement and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but excludes front-end or contingent deferred loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses (such as litigation) or acquired fund fees and expenses.

3.	Recoupment and Recapture of Fees and Expenses. Each Fund agrees to reimburse the Adviser and/or certain of its affiliates (collectively, “Virtus”) out of assets belonging to the relevant class of the Fund for any Total Fund Operating Expenses of the relevant class of the Fund in excess of the Expense Limit paid, waived or assumed by Virtus for that Fund, provided that Virtus would not be entitled to reimbursement for any amount that would cause Total Fund Operating Expenses to exceed the Expense Limit or, if the Expense Limit has been removed, then the previous Expense Limit, at the time that the reimbursement would be made, and provided further that no amount would be reimbursed by the Fund more than three years after the fiscal year in which it was incurred or waived by Virtus.

4.	Term, Termination and Modification. This Agreement shall become effective on the date specified herein and shall remain in effect with respect to each Fund subject to a Contractual Expense Limitation for the time period indicated on Appendix A, unless sooner terminated as provided below in this Paragraph. Subsequent to the initial term indicated on Appendix A, the amount of the Expense Limit and term applicable to each Fund shall be as disclosed in the then current prospectus of that Fund. This Agreement shall remain in effect with respect to each Fund subject to a Voluntary Expense Limitation until such time as specified in a notice of its termination provided by one party to the other party. This Agreement also may be terminated by the Registrant on behalf of any one or more of the Funds at any time without payment of any penalty or by the Board of Trustees of the Registrant upon thirty (30) days’ written notice to the Adviser. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Advisory Agreement with respect to such Fund.

5.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
6.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall otherwise be rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.
8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any Federal securities law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9.	Computation. If the fiscal year-to-date Total Fund Operating Expenses of a Fund at the end of any month during which this Agreement is in effect exceed the Expense Limit for that Fund (the “Excess Amount”), the Adviser shall (at its option) waive or reduce its fee under the Advisory Agreement and/or remit to that Fund an amount that is sufficient to pay the Excess Amount computed on the last day of the month.

10.	Liability. Virtus agrees that it shall look only to the assets of the relevant class of each respective relevant Fund for performance of this Agreement and for payment of any claim Virtus may have hereunder, and neither any other series (including the other series of the Registrant) or class of the Fund, nor any of the Registrant’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.

VIRTUS VARIABLE INSURANCE TRUST		VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ W. Patrick Bradley	By:	/s/ Francis G. Waltman
	W. Patrick Bradley		Francis G. Waltman
	Senior Vice President, Chief Financial Officer		Executive Vice President
and Treasurer

APPENDIX A

Contractual Expense Limitations

Fund	Total Fund Operating Expense Limit	Term
Virtus Small-Cap Growth Series
Class A	1.19%	November 6, 2012 through April 30, 2015
Class I	0.94%	May 1, 2013 through April 30, 2015
Virtus Small-Cap Value Series
Class A	1.20%	November 6, 2012 through April 30, 2015

Virtus Capital Growth Series
Class A	1.03%	November 6, 2012 through April 30, 2015

Virtus Growth & Income Series
Class A	0.98%	November 6, 2012 through April 30, 2015

Virtus Multi-Sector Fixed Income Series
Class A	0.94%	November 6, 2012 through April 30, 2015
Class I	0.69%	May 1, 2013 through April 30, 2015
Virtus Strategic Allocation Series
Class A	0.98%	November 6, 2012 through April 30, 2015

Virtus International Series
Class A	1.18%	November 6, 2012 through April 30, 2015
Class I	0.93%	May 1, 2013 through April 30, 2015
Virtus Real Estate Securities Series
Class A	1.16%	November 6, 2012 through April 30, 2015
Class I	0.91%	May 1, 2013 through April 30, 2015
Virtus Premium AlphaSectorTM Series
Class A	1.70%	May 1, 2013 through April 30, 2015
Class I	1.45%	May 1, 2013 through April 30, 2015

Voluntary Expense Limitations*

Fund	Total Fund Operating Expense Limit	Effective Date
N/A

* Voluntary expense limitations are terminable at any time upon notice.